MANAGEMENT'S DISCUSSION & ANALYSIS

SEPTEMBER 30, 2021

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2021	TSX: SIL | NYSE American: SILV

This Management's Discussion and Analysis ("MD&A") is an overview of all material information about SilverCrest Metals Inc.'s (the "Company" or "SilverCrest") operations, liquidity, and capital resources for the three and nine months ended September 30, 2021. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2021 and 2020, and the related notes contained therein which have been prepared under International Accounting Standards 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). The following should also be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2020 and 2019, and the related notes contained therein which have been prepared under International Financial Reporting Standards ("IFRS") as issued by IASB. Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2020 (the "AIF"), is available on SEDAR at www.sedar.com and on the Company's website www.silvercrestmetals.com. Readers are cautioned that, unless included in this MD&A, information on the Company's website does not form part of this MD&A.

The first, second, third, and fourth quarters of the Company's fiscal years are referred to as "Q1", "Q2", "Q3", and "Q4", respectively, and the first and second half of the Company's fiscal years are referred to as "H1" and "H2", respectively. All amounts are stated in United States dollars ("US$"), and tabular amounts are stated in thousands of United States dollars except for per share amounts, unless otherwise indicated. References to "C$" are to the Canadian dollar. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

The effective date of this MD&A is November 11, 2021. This MD&A contains forward-looking information.

FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of Canadian securities legislation. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, planned expenditures and plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs.  In addition, these statements include, but are not limited to: the future price of commodities; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; costs and timing of the development of new deposits; timing of completion of exploration programs; technical reports and studies; success of exploration and development activities and mining operations; the impact of the COVID-19 pandemic on operations, future financings, the Company's share price and on the timing and completion of exploration programs, technical reports and studies; the timing of construction and mine operation activities including the plan for production at Las Chispas; permitting timelines; currency fluctuations; requirements for additional capital; government regulation of exploration and production operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; completion of acquisitions and their potential impact on the Company and its operations; limitations on insurance coverage; maintenance of adequate internal control over financial reporting; and the development and advancement of the Company's environmental, social and corporate governance strategy.

Forward-looking statements are made based upon certain assumptions and other important factors that, while considered reasonable by the Company, are inherently subject to significant business economic, competitive, political and social uncertainties and contingencies.  The Company has made assumptions based on many of these factors which include, without limitation: present and future business strategies; the environment in which the Company will operate in the future, including the price of silver and gold; currency exchange rates; estimates of capital and operating costs; production estimates; estimates of mineral resources and metallurgical recoveries; mining operational and development risks; commencement of production at Las Chispas; regulatory restrictions; actions by governmental authorities and the impact of changes in legislation; community relations; the speculative nature of mineral exploration; the global economic climate; loss of key employees; additional funding requirements; title to mineral claims or property; and the ultimate impact of the COVID-19 pandemic on operations. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; reliability of mineral resource estimates; receipt, maintenance and security of permits and mineral property titles; enforceability of contractual interests in mineral properties; environmental and other regulatory risks; compliance with changing environmental regulations; dependence on local community relationships; risks of local violence; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the COVID-19 pandemic) and other geopolitical uncertainties; reliability of costs estimates; project cost overruns or unanticipated costs and expenses; precious metals price fluctuations; fluctuations in the foreign exchange rate (particularly the Mexican peso ("MX$"), C$ and US$); uncertainty in the Company's ability to fund the exploration and development of its mineral properties or the completion of further exploration programs; uncertainty as to whether the Company's exploration programs will result in the discovery, development or production of commercially viable ore bodies or yield reserves; development plans and costs differing materially from the Company's expectations; risks related to mineral properties being subject to prior unregistered agreements, transfers, claims and other defects in title; uncertainty in the ability to obtain financing if required; maintaining adequate internal control over financial reporting; dependence on key personnel; and general market and industry conditions. This list is not exhaustive of the factors that may affect the Company's forward-looking statements.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2021	TSX: SIL | NYSE American: SILV

The Company's forward-looking statements are based on beliefs, expectations, and opinions of management on the date the statements are made.  While the Company has attempted to identify important factors that could cause actual actions, events, or results to differ from those described in forward-looking statements, there may be factors that cause actions, events or results not to be as anticipated, estimated or intended.  The Company undertakes no obligation to update or revise any forward-looking statements included in this MD&A if these beliefs, expectations and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., and Chief Executive Officer of the Company, who is a 'Qualified Person' for the purpose of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

CAUTIONARY NOTE TO US INVESTORS

This MD&A includes Mineral Resource and Reserve classification terms that comply with reporting standards in Canada and the Mineral Resource and Reserve estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC") applicable to domestic United States reporting companies. Consequently, Mineral Resource Reserve information included in this MD&A is not comparable to similar information that would generally be disclosed by United States domestic reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with US standards.

COVID-19

The Company's business could be adversely affected by the effects of the ongoing outbreak of respiratory illness caused by COVID-19. Since early March 2020, significant measures have been implemented in Canada, Mexico, and the rest of the world by governmental authorities in response to the increased impact from COVID-19. The Company cannot accurately predict the impact COVID-19 will have on the ability of third parties to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of the COVID-19 globally and in Mexico could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, delays in the construction schedule, restrictions on planned operations and other factors that depend on future developments beyond the Company's control. The Company continues to operate its business and move its Las Chispas Project forward under strict COVID-19 protocols, including  two quarantined work camps (on and offsite), mandatory COVID-19 testing of all employees and contractors and the adjustment of exploration and development work schedules, as necessary. As the current circumstances are dynamic, the impact of COVID-19 on the Company's exploration and development activities, including the impact on the remaining construction schedule, although currently on time, cannot be reasonably estimated with a high level of certainty. The recent increase in COVID-19 cases and variants globally may impact the Company's operations due to additional government mandated shutdowns or closures.

NON-IFRS MEASURES

SilverCrest has included certain non-IFRS performance measures as detailed below. In the mining industry, these are common performance measures, but these non-IFRS financial measures do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2021	TSX: SIL | NYSE American: SILV

All-in Sustaining Cash Costs ("AISC") per ounce of silver equivalent ("AgEq") - The Company defines AISC as the sum of operating costs, royalty expenses, sustaining capital, corporate expenses, and reclamation cost accretion related to current operations. Corporate expenses include general and administrative ("G&A") expenses, net of transaction related costs, severance expenses for management changes, and interest income. AISC excludes growth capital, reclamation cost accretion not related to current operations, interest expense, debt repayment, and taxes. While there is no standardized meaning of the measure across the industry, the Company's definition is based on the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated June 27, 2013. The World Gold Council all-in sustaining cost definition was established for the measure of gold; however, the Company, and other companies have converted it to silver equivalent for comparability to silver peers. The World Gold Council is a non-regulatory, non-profit organization established in 1987 whose members include global senior mining companies. The Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations. For the purpose of the Feasibility Study, AISC does not include corporate G&A and exploration expenditures for the Project.

Net Free Cash Flow - SilverCrest calculates net free cash flow by deducting cash capital spending from net cash provided by operating activities. Cash capital spending would only include expenditures on mineral properties, plant and equipment. The Company believes that this measure provides valuable assistance to investors and analysts in evaluating the Company's ability to generate cash flow after capital investments and build the cash resources of the Company. The most directly comparable measure prepared in accordance with IFRS is net cash provided by operating activities less net cash used in investing activities. This differs from the Companies calculation as  net cash used in investing activities is used in place of cash capital spending. Net cash used in investing activities would include all cash inflows and outflows related to investing activities as per the consolidated statement of cash flows.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2021	TSX: SIL | NYSE American: SILV

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2021	TSX: SIL | NYSE American: SILV

1.    DESCRIPTION OF BUSINESS

SilverCrest is a Canadian-based precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions, and targeting production in Mexico's historic precious metal districts. The Company's ongoing initiative is to increase its asset base by expanding current resources and reserves, acquiring and developing high-margin precious metal projects, and ultimately operating multiple silver-gold mines in the Americas.

SilverCrest's principal focus is currently on its Las Chispas Project ("Las Chispas" or the "Las Chispas Project"), which is located approximately 180 kilometres ("km") northeast of Hermosillo, Sonora, Mexico. The Company filed a Feasibility Study (defined below) on the Las Chispas Project during Q1, 2021 and formally began mine construction at that time. Startup of production at the Las Chispas Project is targeted for mid-2022.

The Company has a portfolio of four other mineral exploration properties in Sonora, Mexico. Further information regarding the businesses of SilverCrest, its operations and its mineral properties can be found in the AIF and on the Company's website, www.silvercrestmetals.com.

2.    HIGHLIGHTS

The Company's key events and highlights from January 1, 2021 to September 30, 2021 and the date of this MD&A, include the following:

● Feasibility Study - On February 2, 2021, the Company announced positive results from a feasibility study (the "Feasibility Study") for the Las Chispas Project. Details of the Feasibility Study, including an updated Mineral Resource Estimate and an initial Mineral Reserve Estimate, are provided in a technical report filed under the Company's SEDAR profile entitled, "NI 43-101 Technical Report & Feasibility Study on the Las Chispas Project" with an effective date of January 4, 2021 (the "Technical Report"). The Technical Report was prepared by Ausenco Engineering Canada Inc. and one of its affiliates (together as "Ausenco") with the assistance of several other independent engineering companies and consultants. The Company estimates that the initial capital cost (estimated at $137.7 million) and construction schedule (from January 1, 2021 to end of construction projected to be in Q2, 2022) outlined in the Feasibility Study for the Las Chispas Project, remains valid.

● Construction Remains on Schedule - At the end of Q3, 2021, overall construction progress at Las Chispas was 54% complete compared to an overall scheduled completion of 48%. Construction continued to progress well in the quarter with the main access road, plant detailed engineering, and concrete work now complete, bridge construction 88% complete, plant construction 49% complete, powerline 47% complete, and underground infrastructure is ahead of schedule. Construction progress continued to benefit from no delays due to COVID-19 or any other reason.

● Las Chispas Capital Spend Tracking Well Against Budget - Through Q3, 2021, 68% of the $137.7 million Feasibility Study capital cost estimate was committed, of which 57% has been incurred across all capital cost categories, in-line with budget. At the end of Q3, 2021, approximately $59.0 million in capital remains to be incurred through commissioning. A number of key infrastructure tasks are now complete or nearing completion, limiting cost inflation risk.

● Las Chispas Underground Development Ahead of Schedule - With underground development ahead of schedule at the end of H1, 2021, development rates continued to progress well in Q3, 2021 for a total of 15.7 km completed since underground development began in Q1, 2019. At the end of Q3, 2021, unit underground mining costs continue to track slightly under budget and development metres remain well ahead (1.6 km) of the Feasibility Study budget.

● Las Chispas Site Safety Remains Key Priority - At the end of Q3, 2021, after 1.33 million work-hours completed at site, the Company’s lost time injury (“LTI”) frequency rate was 0.60 per 200,000 working hours. COVID-19 risk mitigation efforts continued successfully in the quarter with an additional 4,800 COVID-19 tests completed and positivity rates remaining low. The Company also participated in a local vaccination program to complement the federal program. This local program allowed for full vaccination of 220 employees and contractors and first dose vaccination of an additional 110 employees and contractors.

● Drill Program at Las Chispas - During the nine months ended September 30, 2021, the Company completed 104,804 metres of drilling, with 65% of these metres focused on infill drilling of Inferred resources to support conversion to Indicated resources for potential conversion to Mineral Reserves. Infill drilling has focused on areas proximal to planned underground infrastructure which could be considered for mining early in the life of mine (“LOM”) plan. Results for this drilling are being compiled and are expected to be released in Q4, 2021. Completion of an updated Mineral Resource and Reserve estimate, using these results, is targeted for release in 2022. As of October 31, 2021, there were nine drill rigs (seven on surface and two underground) active at Las Chispas and expectations are for a reduction in drill rigs during Q4, 2021 to create onsite camp capacity for construction personnel, which will be at a peak.

● Drill Program at El Picacho - During the nine months ended September 30, 2021, the Company completed 58,898 metres of drilling at El Picacho. Results from El Picacho initial drilling are being compiled and will be released in H1, 2022.

● Funded for Construction, Near-Term Cash Flow - As at October 31, 2021, SilverCrest had cash and cash equivalents of $172.0 million (September 30, 2021 - $199.0 million) and $60.0 million (September 30, 2021 - $60.0 million) remaining under a $120.0 million project financing facility (the “Credit Facility”). Once fully operational and using Base Case metal prices ($1,500/oz Au and $19.00/oz Ag), which are approximately 15% and 21% (respectively) below prices as of October 31, 2021, the Feasibility Study estimated after-tax project free cash flow of approximately $160.0 million in 2023 and an estimated average of $110.0 million per year from 2023 to 2029. With more than 80% of the initial capital costs expected to be committed by the end of 2021, SilverCrest expects to be well funded for commissioning and ramp-up in 2022, while still retaining the flexibility to pursue continued exploration, further optimization work, and growth opportunities.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2021	TSX: SIL | NYSE American: SILV

3.    DISCUSSION OF OPERATIONS

Feasibility Study for the Las Chispas Project

Base Case metal prices used in this analysis were $1,500 per Au ounce ("oz") and $19.00 per Ag oz. These prices were based on consensus average long-term prices. A silver equivalent ("AgEq")1  ratio of 86.9:1 (Ag:Au) applies throughout this MD&A to Mineral Resources and Reserves, production and AISC** per oz. This analysis also assumed a foreign exchange rate of MX$:US$ of MX$20:US$1. The following list includes multiple estimates.

● The Feasibility Study considers a 1,250 tonne-per-day ("tpd") operation, with an initial mine life of 8.5 years. On an after-tax basis, Las Chispas generates a Base Case NPV (5%) of $486.3 million, IRR of 52%, and a payback period of 1.0 year.

● Initial Proven and Probable Reserves (3.35 million tonnes, grading 4.81 gpt Au and 461 gpt Ag, or 879 gpt AgEq) total 94.7 million ounces AgEq.

● The Feasibility Study outlines average annual production of 12.4 million ounces AgEq from 2023 through 2029, with net free cash flow beginning in 2023.

● The Feasibility Study shows metallurgical recoveries for Au and Ag of 97.6% and 94.3%, respectively. This compares to 94.4% for Au and 89.9% for Ag reported in the Preliminary Economic Assessment (“PEA”), titled, “Technical Report and Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico”, effective date of May 15, 2019, as amended July 19, 2019.

● Commissioning of the processing plant is targeted for Q2, 2022 with ramp-up through H2, 2022. It is anticipated that SilverCrest will have accumulated eight months (~300,000 tonnes) of mineralized material on surface when the processing plant is expected to reach nameplate capacity of 1,250 tpd (Q4, 2022), providing flexibility in the early stages of production.

● Average project-level LOM, 8.5 years, AISC of $7.07/oz AgEq, and $6.68/oz AgEq over seven full years of production.

Work is underway to further improve the project with a focus on optimizing the underground design and mine schedule. This work has included a review of the Feasibility Study mine plan to assess areas for improvement. This has included the ongoing development of an exploration drift to the high-grade Babi Vista Splay (now complete), which is currently not part of the mine plan. As planned, work is also underway to validate metallurgical results from all the underground exposed veins, well in advance of the start of plant commissioning in Q2, 2022.

Las Chispas Construction

The Company estimates that the initial capital cost (estimated at $137.7 million) and construction schedule (from January 1, 2021 to end of construction period projected to be in Q2, 2022) outlined in the Feasibility Study remains valid. Construction of the plant and surface infrastructure is tracking on schedule and budget. At the end of Q3, 2021, overall construction was 54% complete compared to scheduled completion of 48%. Construction progress has benefited from no delays due to COVID-19 or any other reason.

At the end of Q3, 2021 more than $94.2 million (or 68% of the total capital cost estimate) was committed, of which an estimated $79.0 million (or 57% of the total capital cost estimate) has been incurred on construction across all capital cost categories (process plant, underground development and infrastructure, surface infrastructure, and owner's costs). These costs incurred include certain payment advances to vendors for which the related construction at Las Chispas may not have been completed as of September 30, 2021.

Construction has continued to progress well with detailed engineering, plant earthworks, road construction, and concrete 100% complete and, key infrastructure projects (powerline and bridge) well advanced. The Company's Q3, 2021 progress on its planned construction and development activities are as follows:

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1 AgEq is based on an Ag:Au ratio of 86.9:1 calculated using $1,410/oz Au and $16.60/oz Ag, with average metallurgical recoveries of 96% Au and 94% Ag.
**The Company reports non-IFRS measures which include AISC and Net Free Cash Flow in order to manage and evaluate operating performance. In the mining industry, these are common performance measures, but these non-IFRS financial measures do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers. See the section entitled "Non-IFRS Measures" in this MD&A.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2021	TSX: SIL | NYSE American: SILV

Area	Status	Q3, 2021 Progress
Plant Detailed Engineering	Completed	Plant detailed engineering is complete.
Process Plant Construction	On Schedule

Concrete work has now been completed, the steel, mechanical, piping (SMP) contract is well underway. All SAG Mill components have been received or are in transit and installation will begin in Q4, 2021.

The electrical and instrumentation (EI) contract has been signed and the management team has mobilized to site.

On September 30, 2021, there were 230 workers progressing the different contracts for the processing plant. The plant construction activities will reach their peak in Q4, 2021 with an estimated 330 workers during this period.

Ausenco is progressing well with most contracts and the plant completion is still planned for Q2, 2022. Commissioning discussions have started between the Company and Ausenco.

Electrical Grid Powerline (81.0 km) Construction	Construction on schedule (energization delayed)

The construction of the powerline is progressing as planned for both sections (Comisión Federal de Electricidad ("CFE") and SilverCrest). The energization of the powerline will, however, be pushed from Q1, 2022 to Q2, 2022 due to procurement delays in the Harmonic Filter/Power Factor Correction systems.

The Project team has been working on a contingency plan for energization, which has been put into action. The plant is expected to be energized via temporary diesel generators ahead of the commissioning period. The capacity of this temporary rental system (5 megawatt) will be enough to power the entire process plant. At this point, the site energization via the grid is expected to be completed in Q1, 2022 but initially with limited capacity. This initial grid capacity will be connected to the underground mine and surface infrastructures. In Q2, 2022, SilverCrest expects to transfer the entire site to the grid and shut-down the temporary rental system. The service provider has been selected and contract signature is expected in Q4, 2021.

Status of powerline construction:

CFE (27.0 km - refurbishment of existing infrastructure)

All the material has now been received including cables and poles. SilverCrest expects CFE completion in Q1, 2022.

SilverCrest (54.0 km - new infrastructure)

The completion of the SilverCrest section of the powerline is also expected in Q1, 2022. Section 1 (9.0 km) has reached 92% completion, Section 2 (18.0 km) has reached 46% completion, and Section 3 (27.0 km) has reached 43% completion.

Bridge Construction	Ahead of Schedule

The Tetuachi bridge construction has progressed well during Q3, 2021. This construction has reached 88% completion and it is now expected to be completed in Q4, 2021, ahead of schedule and the plant start-up.

Confined Camp Construction	Completed	Construction of 513 single occupancy rooms, kitchen, and recreational facilities for use during construction to reduce COVID-19 and scheduling risks was completed in H1, 2021.
Access Road Construction	Completed Ahead of Schedule	Construction of the access road was completed ahead of schedule during Q3, 2021.
Underground Development	Ahead of Schedule	During Q3, 2021, total underground development completed at the project reached 15.7 km and in 2021 is now 1.6 km ahead of the Feasibility Study life of mine LOM plan.
Underground Infrastructure and Stockpile Growth	On Schedule

Detailed engineering of the underground infrastructure (electrical, ventilation, emergency preparedness and services) continued to progress. Stockpiles increased by an estimated 6,000 tonnes of mineralized material at grades estimated to be in-line with the Feasibility Study Mineral Reserve.

Tailings Facility Construction (Dry Stack)	On Schedule	Detailed engineering has been completed with additional geotechnical test work. Construction of the dry stack tailings facility started in October 2021.
Assay Lab Construction	On Schedule

Construction of the assay lab facility in the nearby (approximately 14.0 km) community of Arizpe began in Q3, 2021 and procurement of lab equipment has been initiated. The construction has reached 40% and the lab is expected to be commissioned in Q1, 2022 ahead of plant start-up.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2021	TSX: SIL | NYSE American: SILV

Las Chispas Underground Development

As at September 30, 2021, and since underground development commenced in Q1, 2019, ahead of the release of the Company's initial economic study, a total of 15.7 km of underground development has now been completed at Las Chispas. In-vein drifting now totals 3.0 km and access has been established in four veins or areas and 44 in-vein work fronts. The Company accelerated underground mine development for the first three quarters of 2021 to create operational flexibility and de-risk the mine plan, resulting in an additional 1.6 km of development (above the Feasibility Study budget) completed year to date. As planned, the development rate is expected to reduce in the second half Q4, 2021, as Las Chispas construction progresses toward the peak of personnel demand. During Q3, 2021, development costs continued to track slightly under the budgeted unit cost per metre. Underground development costs remained under budget despite the additional metreage largely as a result of timing of expenses on underground infrastructure.

An estimated 6,000 tonnes were placed on the stockpile during Q3, 2021 with estimated grades in-line with the Feasibility Study Mineral Reserves. The Feasibility Study production profile includes processing from the historic lower grade stockpiles (162,600 tonnes) and recently developed pre-production stockpiles at the start of the mine life, providing upfront material for optimizing the process plant, flexibility, and risk reduction during ramp-up. The lower grade historic stockpiles will be a key element for reducing ramp-up risk as they will be used initially as blending material to commission and ramp-up the process plant and as needed through the end of 2024, allowing for a more measured ramp-up of the underground mining rate.

Throughout Q3, 2021, discussions continued with regards to awarding a five-year contract for underground mining. A contractor has been selected and final negotiations and equipment selection are in the process of being completed. The new mining contract will include flexible terms with regards to the mining rate to allow for opportunities identified through the ongoing optimization work to be pursued.  SilverCrest has reached a preliminary agreement with the contractor to utilize battery operated equipment for a portion of the mining fleet required for narrow veins utilizing the resue mining method. The Company expects to sign the new mining contract in Q4, 2021.

Safety, COVID-19, and Community

Safety is always a top priority for SilverCrest and the Company has made significant progress to support a first safety audit (expected in Q4, 2021) by Mexican authorities to validate its progress on its Health and Safety Management Systems and Standards. At the end of Q3, 2021 the Company's LTI frequency rate stood at 0.60 (calculated as number of lost time injuries per 200,000 working hours) and its total recordable injury frequency rate stood at 3.91 (calculated as total recordable injuries per 200,000 working hours). The Company defines incidents according to the U.S. Department of Labor's Mine Safety and Health Administration and working hours include that of both employees and contractors.

The Company's COVID-19 prevention measures continue to be critical for construction at Las Chispas. COVID-19 risk mitigation efforts continued successfully in Q3, 2021 with more than 4,800 real time polymerase chain reaction ("rRt-PCR") tests completed. The use of rapid antigen tests has been discontinued during Q3, 2021 in favor of the more accurate rRt-PCR tests. In total, since May 2020, SilverCrest has completed more than 11,000 COVID-19 rRt-PCR tests. Positivity rates prior to site access remained low in Q3, 2021. Although no serious occurrences have been recorded at site, subsequent to quarter end, a cluster of COVID infections was recorded at the Company's satellite offsite camp. The Company has taken the appropriate measures including further testing of all employees and contractors, temporary closure of this satellite off-site camp, extensive cleaning, and review of key protocols. The main construction camp remains fully operational and, at this point, there is no expected impact to the construction camp or related ongoing work. SilverCrest's original schedule included contingency in the case of a COVID-19 outbreak, and this remains unused.

The Company also participated in a local vaccination program to complement the federal program. This local program allowed for full vaccination of 220 employees and contractors and first dose vaccination of an additional 110 employees and contractors.

As of September 30, 2021, the Company had incurred approximately $7.9 million of cumulative expenditures related to COVID-19. $6.2 million of this was capitalized as mineral, property, plant and equipment as related to costs for the construction and operation of the new fully confined camp at Las Chispas and $1.7 million of this was cumulatively expensed in the statement of income (loss) and comprehensive income (loss) and relates to various types of costs. During H1, 2021, the Company completed construction of the new 513 single occupancy room camp. This fully confined camp has allowed SilverCrest to continue its exploration, underground development, and construction with the objective of limiting potential exposure of personnel and nearby communities to the virus. Before entering the confined camp, all persons are quarantined prior to being tested for COVID-19 (rRT-PCR test) and following receipt of negative tests, are transported to site using strict protocols. Once on site, all appropriate COVID-19 related protocols are enforced including an additional COVID-19 (rRT-PCR test) after seven days on site.

To further enhance the Company's COVID-19 measures, the Company has partnered and invested in a local certified laboratory facility capable of conducting more than 300 rRT-PCR tests per day when fully operational. This partnership has allowed the Company to have preferred access, pricing and quick turn-around time which is benefiting both the construction process and the community. This facility was commissioned in Q3, 2021 and is now fully operational.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2021	TSX: SIL | NYSE American: SILV

As at September 30, 2021, there were 806 workers active at Las Chispas (including on-site and off-duty personnel) with 15% sourced locally, 50% from Sonora, and 99% from Mexico. During construction in 2021, the Company has engaged 13 local businesses and is constructing a local geochemical assay lab. The assay lab is in the nearby (approximately 14.0 km) community of Arizpe and is expected to provide full-time employment of 20 to 30 people. Once fully operational, the Las Chispas Mine will have approximately 400 to 450 full-time employees and contractors. The Company is also progressing work related to the impacts of potential climate change for both Las Chispas and the local community. The initial results for the physical risk assessment portion of the work related to the Task Force for Climate Related Financial Disclosures (“TCFD”) are expected in 2022 along with a water stewardship plan that will include and consider the findings of the TCFD data.

Las Chispas Drill Program

As of September 30, 2021, the Company had drilled an estimated cumulative 579,635 metres (2,091 drill holes) since inception of the Las Chispas Project. During the nine months ended September 30, 2021, the Company completed 104,804 metres of drilling, with 65% of these metres representing infill holes completed for conversion of Inferred Resources to Indicated Resources to support potential conversion to Mineral Reserves. Infill drilling has focused on areas proximal to planned underground infrastructure which could be considered for mining early in the LOM plan. Results for this drilling are being compiled and are expected to be released in Q4, 2021. Completion of an updated Mineral Resource and Reserve estimate, using these results, is targeted for release in 2022. Any remaining 2021 exploration budget, by the end of the year, will be directed to optimization and exploration programs in 2022.

With Las Chispas infill drilling completed as planned, exploration efforts will now be focused on expansion drilling of current veins and exploration drilling on new vein targets. As of October 31, 2021, there were nine drill rigs (seven on surface and two underground) active at Las Chispas and expectations are for a reduction in drill rigs during Q4, 2021 to create onsite camp capacity for construction personnel, which will be at a peak.

Las Chispas Expenditures

During the nine months ended September 30, 2021, the Company incurred $42.1 million of development expenditures at Las Chispas (refer to the table, below) which have been classified as mineral property, plant, and equipment. These development costs include both underground development and exploration costs all of which have been capitalized as incurred during the development stage. The Company incurred cumulative expenditures to December 31, 2020, of $105.7 million prior to the development stage and as such were expensed as exploration and evaluation expenditures in previous years through comprehensive loss for cumulative expenditures of $147.8 million since inception of the project (excluding acquisition costs).

The following table details the nine months ended September 30, 2021 and cumulative development expenditures at the Company's Las Chispas Property as no development expenditures were incurred prior to January 1, 2021:

Expenditures during the nine months ended September 30, 2021 and cumulative to September 30, 2021
US$ 000's
Development expenditures:
Assays	$845
Borrowing costs	2,327
Decline construction and underground workings	17,168
Depreciation	751
Drilling	9,658
Field and administrative costs	6,330
Salaries and remuneration	3,323
Share-based compensation	894
Technical consulting services and studies	784
TOTAL	$42,080

To September 30, 2021, the Company had also capitalized acquisition costs of $4.3 million for the Las Chispas Property for cumulative property expenditures of $152.1 million since inception. During the nine months ended September 30, 2021, the Company also recorded additions of $60.0 million for the Las Chispas Project as mineral property, plant and equipment including $53.6 million related to construction in progress.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2021	TSX: SIL | NYSE American: SILV

El Picacho ("Picacho")
The Company completed 58,898 metres of drilling at Picacho during the nine months ended September 30, 2021 and incurred a total of $6.9 million for the Picacho property under exploration and evaluation expenditures during this period. As of September 30, 2021, the Company had drilled an estimated cumulative 64,719 metres (247 drill holes) since acquiring the Picacho property in Q3, 2020. As of October 31, 2021, there were three surface rigs active at El Picacho. Refer to the Company’s news release dated February 24, 2021 for the initial drill results for Picacho. Results for this drilling are being compiled and will be released in H1, 2022.

Corporate Update

● During the nine months ended September 30, 2021, the Company granted 908,500 stock options to officers, employees, and contractors with exercise prices ranging from C$9.97 per share to C$10.87. These options expire 5 years from the date of grant and vest over a 3-year period with 33% vesting after each of one year, two years, and three years after the grant date, respectively. In addition, the Company issued a total of 57,000 deferred share units ("DSUs") to directors of the Company. These stock options and DSUs were issued primarily as part of these individuals' annual compensation.

● On June 15, 2021, the Company held its Annual General Meeting ("AGM"), where shareholders voted in favour of all items of business and the election of each director and re‐appointment of its auditors. At the Board of Directors meeting following the AGM, the Board re‐appointed all executive officers.

● On June 15, 2021, the shareholders of the Company approved the adoption of a new Equity Share Unit Plan for the Company (the "SU Plan") pursuant to which the Company may grant restricted share units ("RSUs"), performance share units ("PSUs") and DSUs.  The SU Plan provides for up to 1.5% of the outstanding common shares of the Company from time to time to be issuable to settle share units granted under the SU Plan.  With the implementation of the SU Plan, the Company's former cash-settled Deferred Share Unit Plan is being phased out and no new awards of DSUs will be granted under that plan. In conjunction with the adoption of the SU Plan, the Board of Directors of the Company reduced the percentage allocation for the Company's Stock Option Plan to 5.5% (from 10%) of the outstanding common shares of the Company from time to time.

● On July 26, 2021, the Company appointed Clifford Lafleur as Vice President, Technical Services. Please refer to SilverCrest's news release dated July 26, 2021.

● On August 31, 2021, the Company completed the second scheduled drawdown of $30.0 million on its $120.0 million Credit Facility (see "6. Liquidity and Capital Resources Outlook - Liabilities").

● Subsequent to September 30, 2021, the Company issued 110,600 common shares upon the exercise of stock options at exercise prices ranging from C$1.88 per share to C$8.24 per share for gross proceeds of $0.3 million.

4.    SUMMARY OF QUARTERLY RESULTS

The following table sets out information, derived from the Company's unaudited condensed consolidated interim financial statements, for each of the eight most recently completed financial quarters:

	Q3, 2021	Q2, 2021	Q1, 2021	Q4, 2020
	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020
	US$ 000's, Except Per Share Amounts
Income (loss) for the period	$6,917	$(9,081)	$(12,655)	$(17,531)
Income (loss) per common share - basic and diluted	$0.05	$(0.06)	$(0.09)	$(0.14)

	Q3, 2020	Q2, 2020	Q1, 2020	Q4, 2019
	Sep 30, 2020*	Jun 30, 2020*	Mar 31, 2020*	Dec 31, 2019
	US$ 000's, Except Per Share Amounts
Income (loss) for the period	$(17,707)	$(12,311)	$(12,383)	$(15,724)
Income (loss) per common share - basic and diluted	$(0.14)	$(0.10)	$(0.11)	$(0.17)

* During 2020, the Company changed its presentation currency from C$ to US$. As a result, certain quarterly figures have been restated here as they were originally presented in C$. Please see Note 2 of the audited financial statements for the year ended December 31, 2020, condensed consolidated interim financial statements for the three months ended March 31, 2021, condensed consolidated interim financial statements for the six months ended June 30, 2021, and condensed consolidated interim financial statements for the nine months ended September 30, 2021 for additional detail.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2021	TSX: SIL | NYSE American: SILV

Losses, prior to Q1, 2021, include exploration and evaluation expenditures at the Las Chispas Project, which increased significantly during 2020 due to increased underground work, infill drilling, and costs relating to technical studies such as the Feasibility Study. A reduction in exploration and evaluation expenditures during Q1 and Q2, 2020, related to the COVID-19 pandemic, resulted in a decrease in loss compared to Q4, 2019. Exploration and evaluation expenditures increased during Q3 and Q4, 2020 as the Company increased work at the Las Chispas Project and began work on the Picacho Property during Q3, 2020 under strict COVID-19 protocols. Exploration and evaluation expenditures decreased during 2021 as the Company commenced capitalization of Las Chispas development costs on December 29, 2020. The Company had a large foreign exchange gain during Q3, 2021 (see “5. Results of Operations”) as the value of US$ increased, relative to the parent entity’s functional currency of C$. The Company also had a large unrealized loss on foreign currency translation during Q3, 2021  as a result of translating parent entity balances to US$. This unrealized loss on foreign currency translation is included in comprehensive loss for the period.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2021	TSX: SIL | NYSE American: SILV

5.      RESULTS OF OPERATIONS

During the three and nine months ended September 30, 2021, earnings (losses) were $6.9 million and ($14.8) million, respectively, compared to ($17.7) million and ($42.4) million for the three and nine months ended September 30, 2020. Ranked in the order of largest to smallest nine months ending variance, the significant variations between these periods included primarily of the following:

	Three months ending			Nine months ending
	September 30,			September 30,
	2021	2020	Variance	2021	2020	Variance	Variance explanation
	US$ 000's	US$ 000's	US$ 000's	US$ 000's	US$ 000's	US$ 000's
		Restated			Restated
Exploration and evaluation expenditures	$(2,588)	$(14,183)	$11,595	$(7,184)	$(36,270)	$29,086	Effective December 29, 2020, the Company determined its Las Chispas Project to be in the development stage and as such commenced capitalization of Las Chispas development costs. Prior to December 29, 2020, all Las Chispas Project costs other than acquisition costs were expensed. During 2021, exploration and evaluation expenditures primarily related to the Picacho property.
General and administration	$(576)	$(228)	$(348)	$(1,552)	$(759)	$(793)	Given the large increase in Company activity, there was an increase in associated general and administrative costs. For example, certain insurance policies increased in cost upon renewal. The Company also saw increased regulatory and filings costs in 2021 as compared to 2020 related, in part, to the release of the Feasibility Study and adoption of a new SU Plan.
Interest income	$250	$447	$(197)	$930	$1,281	$(351)	Lower interest rates throughout 2021, compared to 2020, resulted in less interest earned.
Income tax expense	$(1)	$-	$(1)	$(287)	$-	$(287)	Two Mexican subsidiaries had intercompany sales which were fully eliminated on consolidation for accounting purposes. However, for tax purposes, these sales resulted in taxable income on which the companies incurred income tax expense.
Share-based compensation	$(123)	$(235)	$112	$(985)	$(1,195)	$210	During the first nine months of 2021, the Company granted 908,500 stock options and during 2020 and 2019, the Company granted 225,000, and 1,976,250 stock options, respectively. This led to fewer options vesting during 2021 as compared to 2020. Additionally, stock options granted since Q4, 2019 vest over a three-year period while options granted prior to Q4, 2019 vested over a one year period.
Marketing	$(100)	$(160)	$60	$(431)	$(279)	$(152)	Given the increase in Company activity, there was an increase in associated marketing costs such as investor relations and work on establishing its environmental, social and corporate governance strategy and disclosure. The COVID-19 outbreak during March 2020 decreased marketing activities during 2020 and some of these activities resumed during 2021 under COVID-19 protocols.
Remuneration	$(475)	$(425)	$(50)	$(1,520)	$(1,373)	$(147)	The Company had a higher head-count in 2021, compared to 2020, due to new hires and in line with increased activity. Also, there were increased compensation packages as a result of performance reviews in Q4, 2020.
Foreign exchange loss (gain)	$10,819	$(2,677)	$13,496	$(2,872)	$(2,961)	$89	During Q3, 2021, the value of US$ increased, relative to C$ which resulted in realized foreign exchange gains in the parent entity which has a functional currency of C$, as it held $187.8 million (December 31, 2020 - $117.5 million) in US$ denominated cash and cash equivalents at September 30, 2021. These realized foreign exchange gains were offset by larger foreign exchange losses incurred during H1, 2021 resulting in a foreign exchange loss for the first nine months of 2021. The Company recognized realized foreign exchange losses during H1, 2021 related to a decrease in the US$ relative to C$ and unrealized foreign exchange losses resulting from the translation of intercompany balances between the parent entity and its subsidiaries. This was due to the relative depreciation in the value of MX$ to C$ during H1, 2021.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2021	TSX: SIL | NYSE American: SILV

6.    LIQUIDITY AND CAPITAL RESOURCES OUTLOOK

The Company has financed its operations to date through the issuance of common shares and debt. The Company obtained debt financing for the first time at the end of 2020 (described below). The Company currently has no operations from which to derive revenues.

Assets

At September 30, 2021, the Company held $199.0 million (December 31, 2020 - $135.1 million) as cash and cash equivalents. The primary factors that contributed to the increase in cash and cash equivalents from December 31, 2020 to September 30, 2021 include:

● $160.7 million (first nine months of 2020 - $105.4 million) generated by financing activities, primarily from the completion of the February 2021 bought deal prospectus offering (see "7. Use of Proceeds - February 22, 2021 Financing") and the second Credit Facility loan drawdown (see "6. Liquidity and Capital Resources Outlook - Liabilities"); offset by

● $77.2 million (first nine months of 2020 - $3.8 million) used in investing activities primarily due to construction in progress costs associated with the construction of the plant, buildings and equipment, and Las Chispas development costs; and

● $20.0 million (first nine months of  2020 - $42.8 million) used in operating activities primarily due to costs incurred that are included in comprehensive loss for the nine months ended September 30, 2021 (see "5. Results of Operations") and value-added taxes ("IVA") paid in Mexico that exceeded the amount of IVA refunded during the period.

Value-added taxes receivable increased to $17.9 million (December 31, 2020 - $12.5 million) as of September 30, 2021, which consisted primarily of IVA in Mexico of $17.9 million (December 31, 2020 - $12.2 million) that the Company has paid and is due to be refunded. The Company believes the balance is fully recoverable and has not provided an allowance. As the Company is uncertain of the timing of the recovery of IVA, it has recorded only the portion of the receivable that it estimates will be received within the next 12 months as current and the remaining receivable as non-current. The Company received aggregate IVA refunds of $6.1 million during the nine months ended September 30, 2021.

Mineral property, plant, and equipment increased to $140.1 million (December 31, 2020 - $39.0 million) primarily due to additions associated with the construction of the process plant, buildings, and equipment, and Las Chispas development costs.

Liabilities

As at September 30, 2021, accounts payable and accrued liabilities amounted to $30.4 million (December 31, 2020 - $13.4 million), which relates to various contractual obligations in the normal course of business. In addition, lease liabilities increased to $0.5 million (December 31, 2020 - $0.3 million) as of September 30, 2021 due to two new capital leases entered into during the nine months ended September 30, 2021.

As at September 30, 2021, the Company's debt balance was $60.0 million (December 31, 2020 - $30.0 million), or $58.1 million (December 31, 2020 - $29.0 million) net of $1.9 million (December 31, 2020 - $1.0 million) of transaction costs. The Company may draw up to $120.0 million on its secured project financing facility for the Las Chispas Project. The Company drew $30.0 million on December 31, 2020, as required, and made a second drawdown of $30.0 million on August 31, 2021. The remaining $60.0 million is available until August 31, 2022, if the Company draws an additional $30.0 million for a total of $90.0 million by December 31, 2021.

All amounts borrowed under the Credit Facility are due on December 31, 2024. Amounts borrowed under the Credit Facility incur interest at a rate of 6.95% per annum plus the greater of either the 3-month London Interbank Offered Rate ("LIBOR") (or agreed upon equivalent) or 1.5%. This LIBOR rate is expected to transition to alternative benchmark rates, but had not yet transitioned as of September 30, 2021, and as such the Company adopted Interest Rate Benchmark Reform - Phase 2: Amendments to IFRS 9, IAS 39, IFRS 4 and IFRS 16 effective on January 1, 2021. For further details on LIBOR reform, please refer to note 2 of the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2021. Interest is payable quarterly, and the Company has the option to accrue interest during the availability period. The Company may voluntarily prepay amounts owing under the Credit Facility at any time, subject to a prepayment fee (4% before Year 1; 3% for Years 1 to 3; and 1.5% beyond Year 3). For further details on the Credit Facility, please refer to note 4 of the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2021.

Liquidity outlook and risks

While the Company currently has no source of revenue, management believes its cash and cash equivalents at October 31, 2021, of $172.0 million and $60.0 million available under the Credit Facility, will be sufficient to fund its exploration and development activities and provide general working capital for the next 12 months. The Company's financial success is dependent on its ability to discover and advance economically viable mineral deposits and successfully execute construction of the Las Chispas Project. The exploration, development, and operation of the Company's properties may require additional financing, the availability of which is subject to several factors, many of which are beyond the Company's control, including the impact of COVID-19. There is no assurance that future equity or debt financing will be available to the Company in the amounts or at the times desired by the Company or on terms that are acceptable to it, if at all. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration and development programs, availability of financing, and industry conditions.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2021	TSX: SIL | NYSE American: SILV

Commitments and contractual obligations

The Company leases its head office under a non-cancellable lease expiring within five years and during the nine months ended September 30, 2021 entered into two new leases as follows:

● A new lease for a building in Mexico which the Company can cancel with 30 days' notice which otherwise expires during 2041; and

● A new lease for a house in Mexico which the Company can cancel with 30 days' notice which otherwise expires during 2026.

Prior to the expiry of the head office lease, the terms of the new lease agreement are expected to be renegotiated. The Company also leases equipment and has two other leases which are both considered low value leases and as such are included in the consolidated statement of income (loss) and comprehensive income (loss) and not the consolidated statement of financial position. Commitments for minimum lease payments in relation to non-cancellable leases are payable as follows:

Lease liabilities	September 30, 2021	December 31, 2020
	US$ 000's	US$ 000's
Lease liabilities	$467	$310
Less: current portion	(173)	(138)
Long-term portion	$294	$172

Changes to the Company's lease liabilities were as follows:

	Nine months ended	Year ended
	September 30, 2021	December 31, 2020
	US$ 000's	US$ 000's
Opening balance	$310	$410
New lease additions during the period (year)	256	-
Interest costs incurred(1)	25	34
Interest paid(1)	(25)	(34)
Payment of principal portion of lease liabilities, net of foreign exchange	(99)	(100)
Balance, end of period (year)	$467	$310

(1) These interest amounts include a portion that was expensed as interest expense in the consolidated statement of income (loss) and comprehensive income (loss) and a portion that was capitalized as mineral property, plant and equipment in the consolidated statement of financial position.

At September 30, 2021, the Company had incurred $65.9 million in milestone payments (December 31, 2020 - $23.2 million), of the total fixed price engineering, procurement and construction ("EPC") agreement of $76.5 million, which was recorded as construction in progress. At September 30, 2021, the Company had committed to incur an additional $15.2 million, including the remaining commitment to Ausenco for the EPC contract of $10.5 million, of costs related to construction in progress.

The Company enters into contracts that give rise to commitments in the normal course of business. The following table summarizes the remaining contractual maturities of the Company's financial liabilities, operating and capital commitments, shown in contractual undiscounted cash flows, at September 30, 2021:

	Less than 1 year	Between 1 - 3 years	Between 3 - 5 years	After
				5 years	Total
	US$ 000's	US$ 000's	US$ 000's	US$ 000's	US$ 000's
Accounts payable and accrued liabilities	$30,444	$-	$-	$-	$30,444
EPC	10,535	-	-	-	10,535
Other capital expenditure commitments	4,652	-	-	-	4,652
Lease liabilities	184	177	83	155	599
Credit facility(1)	5,140	10,295	60,988	-	76,423
TOTAL	$50,955	$10,472	$61,071	$155	$122,653

(1) Debt interest payments calculated based on interest rate in effect on September 30, 2021. Interest rate may vary (refer to "6. Liquidity and Capital Resources Outlook - Liabilities").

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2021	TSX: SIL | NYSE American: SILV

7.    USE OF PROCEEDS

Short Form Base Shelf

On June 9, 2020, the Company filed a final short form base shelf prospectus to offer common shares, warrants, subscription receipts, debt and convertible debt securities or units of up to an aggregate initial offering price of C$200 million at any time during the 25-month effective period of the prospectus. The objective of the prospectus is to provide the Company with the flexibility to take advantage of equity, debt, convertible debt and other financing opportunities that may arise during the period the prospectus is effective.

February 22, 2021 Financing

On February 22, 2021, the Company completed a prospectus offering of 15,007,500 common shares at a price of $9.20 per common share for gross proceeds of $138.1 million ($131.4 million net proceeds). This bought deal financing offering was completed by way of a prospectus supplement to the base shelf prospectus.

The following table compares the estimated and actual use of net proceeds from the February 2021 Prospectus Offering (other than working capital2 ) to September 30, 2021:

Description of expenditure	Estimated cost	Actual and accrued expenditures to September 30, 2021
	US$ 000's	US$ 000's
For Las Chispas Property
Exploration infill and expansion drilling	40,000	8,154
Production ramp-up and inventory costs	10,000	-
Exploration work on other properties near Las Chispas	15,000	6,119

8.    FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, lease liabilities, and debt. The carrying value of amounts receivable and accounts payable and accrued liabilities (except as noted) approximate their fair values due to the short periods until settlement. The Company's accounts payable and accrued liabilities (related to deferred share units) are measured using level 1 inputs. The Company's debt is recorded at amortized cost. The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, foreign currency risk, credit risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board. Foreign currency risk is described below, and for further details on these risks, please refer to note 8 of the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2021.

Foreign currency risk

The Company operates in Canada and Mexico and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. The operating results and the financial position of the Company are reported in US$. The functional currency of the parent entity is C$ and is therefore exposed to foreign currency risk from financial instruments denominated in currencies other than C$. The functional currency of the Company's subsidiaries, effective December 29, 2020, is US$ and is therefore exposed to foreign currency risk from financial instruments denominated in currencies other than US$.

The Company is exposed to foreign currency risk through the following financial assets and liabilities, expressed in US$:

	US Dollar	Mexican Peso	Total
	US$ 000's	US$ 000's	US$ 000's
September 30, 2021
Cash and cash equivalents	$164,145	$194	$164,339
Amounts receivable	38	-	38
Value-added taxes receivable	-	17,873	17,873
Total financial assets	164,183	18,067	182,250
Less: accounts payable and accrued liabilities	(36)	(1,940)	(1,976)
Net financial assets	$164,147	$16,127	$180,274

___________________________________________
2 Working capital is a non-IFRS measure which the Company defines as current assets less current liabilities, as reported in the condensed consolidated interim statements of financial position. In the context of use of proceeds, it relates to the maintenance of sufficient current asset balances to settle current liabilities, as they come due in the normal course of business.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2021	TSX: SIL | NYSE American: SILV

The Company is primarily exposed to fluctuations in the value of C$ against US$ and US$ against MX$. With all other variables held constant, a 1% change in C$ against US$ and US$ against MX$ would result in the following impact on the Company's net loss for the year:

September 30, 2021
US$ 000's
C$/US$ exchange rate - increase/decrease 1%	$1,641
US$/MX$ exchange rate - increase/decrease 1%	$161

9.     RELATED PARTY TRANSACTIONS

Professional fees

During the nine months ended September 30, 2021 and 2020, the Company had the following transactions with Koffman Kalef LLP, a law firm of which the Company's Corporate Secretary is a partner.

	Nine months ended	Nine months ended
	September 30, 2021	September 30, 2020
	US$ 000's	US$ 000's
Professional fees - expense	94	271
Professional fees - capital stock issuance costs	126	112

	September 30, 2021	December 31, 2020
	US$ 000's	US$ 000's
Payable to Koffman Kalef LLP	8	25

Key management compensation

The Company's key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company's Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Operating Officer ("COO"), and directors. Key management personnel compensation is summarized as follows:

		Expensed
	Mineral property, plant, and equipment	Remuneration	Exploration and evaluation expenditures	Total
	US$ 000's	US$ 000's	US$ 000's	US$ 000's
Nine months ended September 30, 2021
Management fees(1)	$143	$71	$76	$290
Management remuneration(2)	269	352	9	630
Director fees	-	211	-	211
Share-based compensation	295	377	65	737
	$707	$1,011	$150	$1,868

Nine months ended September 30, 2020
Management fees(1)	$-	$111	$116	$227
Management remuneration(2)	-	304	182	486
Director fees	-	124	-	124
Share-based compensation	-	882	385	1,267
	$-	$1,421	$683	$2,104

(1) Total management fees and short-term benefits were paid to Maverick Mining Consultants Ltd., a company controlled by the CEO.

(2)  Remuneration and short-term benefits were paid to the President, CFO, and COO.

Other transactions

  The Company paid remuneration to Nathan Fier (an employee providing technical services who is an immediate family member of the CEO). During the nine months ended September 30, 2021 and 2020, the Company recorded the following for this employee:

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2021	TSX: SIL | NYSE American: SILV

		Expensed
	Mineral property, plant and equipment	Remuneration	Exploration and evaluation expenditures	Total
	US$ 000's	US$ 000's	US$ 000's	US$ 000's
Nine months ended September 30, 2021
Remuneration	$49	$19	$27	$95
Share-based compensation	29	11	16	56
	$78	$30	$43	$151

Nine months ended September 30, 2020
Remuneration	$-	$4	$84	$88
Share-based compensation	-	4	69	73
	$-	$8	$153	$161

  The Company recorded a loan receivable due from the COO of the Company. The loan accrues interest at a rate of 2% per annum and is due December 31, 2021. The loan receivable balance is as follows:

	September 30, 2021	December 31, 2020
	US$ 000's	US$ 000's
Loan receivable	43	97

  The Company has an allocation of costs agreement with Goldsource Mines Inc. ("Goldsource"), a company related by common directors and officers (N. Eric Fier, Bernard Poznanski, and Graham Thody), whereby the Company shares salaries, administrative services, and other expenses. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days. During the nine months ended September 30, 2021 and 2020, the following transactions occurred:

	Nine months ended	Nine months ended
	September 30, 2021	September 30, 2020
	US$ 000's	US$ 000's
Costs allocated to Goldsource	76	79

	September 30, 2021	December 31, 2020
	US$ 000's	US$ 000's
Receivable from Goldsource	33	26

10.   OUTSTANDING SHARE CAPITAL

As of November 11, 2021, the Company had the following common shares and options issued and outstanding:

Issued & Outstanding Shares:			145,148,564
	C$ per share	Expiry
Options:	C$1.84 - C$12.63	Dec 9, 2021 - Aug 3, 2026	6,062,900
Fully Diluted			151,211,464

11.   OFF-BALANCE SHEET ARRANGEMENTS

As at September 30, 2021, the Company had no off-balance sheet arrangements.

12.   PROPOSED TRANSACTION

As at September 30, 2021, and the date hereof, the Company had no disclosable proposed transaction. It is the Company's policy not to disclose transactions until they are fully executed.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2021	TSX: SIL | NYSE American: SILV

13.   CHANGES IN ACCOUNTING POLICIES

There were no changes in the Company's accounting policies during the nine months ended September 30, 2021.

14.   RISK FACTORS

Besides the risks discussed elsewhere in this MD&A, there are other risks and uncertainties that have affected the Company's financial statements or that may affect them in the future. See "Risk Factors" in the Company's Annual MD&A for the year ended December 31, 2020 for other risks affecting or that could potentially affect the Company. Important risk factors to consider, among others, are:

● Activities of the Company may be financially impacted by the COVID-19 pandemic;

● No history of operations or earnings;

● No revenue from operations; requirement for additional capital and financing risks;

● Uncertainties and risks relating to the Las Chispas Feasibility Study; and

● Development plans and cost estimates for Las Chispas may vary or not be achieved.

15.   CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the period. These judgments and estimates are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in note 3 to the audited consolidated financial statements for the year ended December 31, 2020. Management has made the following critical estimates and judgments:

Recoverable value of and impairment of non-current assets

Management must estimate the recoverable value of the Company's non-current assets and determine whether or not indicators of impairment are present. Calculating the estimated fair values of cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to metal selling prices; future capital expenditures; reductions in the amount of recoverable resources, and exploration potential; future production cost estimates; discount rates; and exchange rates. Reductions in metal price forecasts; increases in estimated future costs of production; increases in estimated future non-expansionary capital expenditures; reductions in the amount of recoverable resources, and exploration potential; and/or adverse current economics can result in a write-down of the carrying amounts of the Company's non-current assets including mineral property, plant and equipment.

Share-based payments

The Company uses the Black-Scholes model to value share-based payments. The option valuation model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because the subjective input assumptions can materially affect the calculated fair value, such value is subject to measurement uncertainty.

Collectability and classification of IVA recoverable

IVA recoverable is collectible from the government of Mexico. The collection of IVA is subject to a complex application and collection process and therefore, there is risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification as a current or non-current asset associated with IVA recoverable.

16.   INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, under the supervision of the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

SILVERCREST METALS INC. MANAGEMENT’S DISCUSSION AND ANALYSIS (EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED) QUARTER ENDED SEPTEMBER 30, 2021	TSX: SIL | NYSE American: SILV

Most of the Company's corporate office staff continued to work remotely in Q3, 2021. The Company continues to retain documentation in electronic form as a result of remote work, consistent with our practices in 2020. The Company also completed the implementation of its new Enterprise Resource Planning ("ERP") system during 2020 in all consolidated entities except one Mexican subsidiary, which was completed during Q1, 2021. The implementation of that ERP system has and is expected to, among other things, improve user access security and automate a number of accounting, back office and reporting processes and activities, thereby decreasing the amount of manual processes previously required. Except for the fully completed implementation of the new ERP system, there have been no significant changes in the Company's internal control over financial reporting during the nine months ended September 30, 2021, that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.